FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Diageo plc
(Translation of registrant’s name into English)

8 Henrietta Place, London W1G 0NB
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.

SIGNATURES

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc (Registrant)

Date 24 June 2004	By	/s/ J Nicholls
Name: J Nicholls Title: Deputy Secretary

Not for release, distribution or publication in whole or in part in or into Canada, Japan or Australia

23 June 2004

Diageo plc (“Diageo”)

Proposed monetisation of shares
in General Mills, Inc. (“General Mills”)

Diageo today announces that General Mills has filed a universal shelf registration statement with the US Securities and Exchange Commission (SEC) registering equity and debt securities in General Mills. Diageo is required to register the common shares of General Mills it owns before it can dispose of those shares in a public offering, and under a separate agreement between Diageo and General Mills, this registration statement includes 49,907,680 common shares of General Mills owned by Diageo.

The sale of shares under the registration statement is dependent on a number of factors, including the timing of the SEC’s declaration of the effectiveness of the registration statement and prevailing market conditions, and therefore there is no certainty as to the size or timing of a sale of any or all of the General Mills common shares owned by Diageo.

In connection with the filing of the registration statement, Paul Walsh, CEO of Diageo, and Jack Keenan, a former director of Diageo and designee of Diageo on the General Mills board, have resigned from the General Mills board. These resignations facilitate an eventual sale of the common shares. As a consequence of the resignations, Diageo will no longer account for General Mills as an associate. The pro forma impact of this change in accounting on the reported results for the year ended 30 June 2003 is a 3.0 pence per share reduction in eps and is shown in Appendix 1.

Diageo currently holds 79 million common shares of General Mills, which at the close of the New York Stock Exchange on Tuesday, June 22, 2004 were trading at $45.86 per common share. Proceeds from any sale will depend on market conditions at the time of sale.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Contacts:

Investor queries
Suzanne Austin
+44 (0) 20 7927 4267

Kelly Padgett
+01 (0) 202 715 1110

Media queries
Jane Richardson
+44 (0) 7803 855424

Isabelle Thomas
+44 (0) 20 7927 5967

Proforma Profit and Loss account — Year ended 30 June 03

			Adjustment to
			reflect investment
			accounting in
		Restated for FRS 17	respect
	Reported	& UITF 38	of General Mills	Proforma
	£ million	£ million	£ million	£ million
Operating profit
Continuing operations	1,976	1,902		1,902
Discontinued operations	53	53		53

	2,029	1,955		1,955
Share of associates’ profits	478	478	(287)	191
Income from other investments	—	—	54	54

	2,507	2,433	(233)	2,200
Finance charges	(351)	(315)	73	(242)

Profit before exceptionals and tax	2,156	2,118	(160)	1,958
Exceptional items	(1,502)	(1,486)	18	(1,468)

Profit before taxation	654	632	(142)	490
Taxation — ordinary	(539)	(543)	68	(475)
Taxation — exceptional	52	52	(6)	46

Profit after taxation	167	141	(80)	61
Minority interests
Equity	(56)	(56)		(56)
Non-equity	(35)	(35)		(35)

Profit/(loss) for the year	76	50	(80)	(30)
Dividends	(786)	(786)		(786)

Transferred to reserves	(710)	(736)	(80)	(816)

	pence	pence	pence	pence

EPS ex exceptionals	49.0	47.7	(3.0)	44.7
	million	million	million	million

Weighted average no of shares	3,113	3,113	3,113	3,113